                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




(Mark One)

      (X)Annual Report pursuant to Section 15(d) of the Securities Exchange
                                   Act of 1934

                  For the fiscal year ended December 31, 2001


                                       or


        ( ) Transition Report Pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934


                For the transition period from _______ to _______


                          Commission file number 1-5224




                         The Stanley Account Value Plan
             ------------------------------------------------------
                            (Full title of the plan)




                                The Stanley Works
                               1000 Stanley Drive
                         New Britain, Connecticut 06053
             ------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices

                         The Stanley Account Value Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 2001 and 2000





                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2001...........2
Statement of Net Assets Available for Benefits at December 31, 2000...........3
Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2001..............................................4
Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2000..............................................5
Notes to Financial Statements.................................................6


Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)..............12
Schedule H, Line 4(j)--Schedule of Reportable Transactions...................13

Exhibit 23 - Consent of Ernst & Young LLP...................................F-1

                         Report of Independent Auditors

Pension Committee of The Board of Directors
The Stanley Works

We have audited the accompanying statements of net assets available for benefits of The Stanley Account Value Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





Hartford, Connecticut
June 25, 2002

                         The Stanley Account Value Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2001


                                                                                         UNALLOCATED
                                          STANLEY STOCK                  CORNERSTONE    STANLEY STOCK   MUTUAL
                                              FUND          LOAN FUND        FUND           FUND         FUNDS         TOTAL
                                              ----          ---------    -----------    -------------    -----         -----
ASSETS
Investments, at current market value:
    The Stanley Works Common Stock:
       89,761 shares (cost $1,448,234)                                     $4,180,170                                  $4,180,170
       6,017,356 shares
       (cost $166,704,171)                 $280,228,269                                                               280,228,269
       7,637,039 shares
       (cost $133,113,081)                                                              $355,656,906                  355,656,906
    Short-term investments                    2,122,068                     1,776,109         34,293        $9,281      3,941,751
    Mutual Funds                                                           23,954,928                   19,886,848     43,841,776
                                           ------------                   -----------   ------------   -----------   ------------
                                            282,350,337                    29,911,207    355,691,199    19,896,129    687,848,872

Cash                                          3,297,266        119,734         (6,643)                       6,643      3,417,000
Contributions receivable                                                    5,716,603                                   5,716,603
Dividends and interest receivable                 2,918                       575,098            148        77,737        655,901
Debt issuance costs, net of
    accumulated amortization of
    $330,327                                                                               2,501,050                    2,501,050
Loans to participants                                        6,839,274                                                  6,839,274
                                           ------------     ----------    -----------   ------------   -----------   ------------
                                           $285,650,521     $6,959,008    $36,196,265   $358,192,397   $19,980,509   $706,978,700
                                           ============     ==========    ===========   ============   ===========   ============

LIABILITIES
Liabilities:
    Debt                                                                                $187,736,600                 $187,736,600
    Accounts payable                                                         $525,589                     $174,794        700,383
                                                                          -----------   ------------   -----------   ------------
                                                                              525,589    187,736,600       174,794    188,436,983

Net assets available for benefits          $285,650,521     $6,959,008     35,670,676    170,455,797    19,805,715    518,541,717
                                           ------------     ----------    -----------   ------------   -----------   ------------
                                           $285,650,521     $6,959,008    $36,196,265   $358,192,397   $19,980,509   $706,978,700
                                           ============     ==========    ===========   ============   ===========   ============


See accompanying notes.

                         The Stanley Account Value Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2000


                                                                                         UNALLOCATED
                                          STANLEY STOCK                  CORNERSTONE    STANLEY STOCK   MUTUAL
                                              FUND          LOAN FUND        FUND           FUND         FUNDS         TOTAL
                                              ----          ---------    -----------    -------------    -----         -----
ASSETS
Investments, at current market value:
    The Stanley Works Common Stock:
       68,402 shares (cost $1,096,439)                                  $ 2,133,322                                  $  2,133,322
       7,236,426 shares
       (cost $151,677,907)                $225,689,654                                                                225,689,654
       8,129,686 shares
       (cost $141,026,106)                                                             $253,548,287                   253,548,287
    Short-term investments                   1,831,359                    1,863,331           5,490   $     9,740       3,709,920
    Mutual Funds                                                         18,607,094                    17,018,314      35,625,408
                                          --------------                -------------- -------------- -------------- ------------
                                           227,521,013                   22,603,747     253,553,777    17,028,054     520,706,591

Cash                                         1,224,843   $   82,780                                                     1,307,623
Contributions receivable                                                 13,557,664                                    13,557,664
Dividends and interest receivable                7,888                      540,184           1,079        30,872         580,023
Debt issuance costs, net of
    accumulated amortization
    of $235,948                                                                           2,595,430                     2,595,430
Loans to participants                                     8,000,490                                                     8,000,490
                                          -------------- -------------- -------------- -------------- -------------- ------------
                                          $228,753,744   $8,083,270     $36,701,595    $256,150,286   $17,058,926    $546,747,821
                                          ============== ============== ============== ============== ============== ============

LIABILITIES
Liabilities:
    Debt                                                                               $194,836,244                  $194,836,244
    Accounts payable                                                    $   506,635                   $   102,563         609,198
                                                                        -------------- -------------- -------------- ------------
                                                                            506,635     194,836,244       102,563     195,445,442

Net assets available for benefits         $228,753,744   $8,083,270     $36,194,960      61,314,042    16,956,363     351,302,379
                                          -------------- -------------- -------------- -------------- -------------- ------------
                                          $228,753,744   $8,083,270     $36,701,595    $256,150,286   $17,058,926    $546,747,821
                                          ============== ============== ============== ============== ============== ============


See accompanying notes.

                         The Stanley Account Value Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



                                                                                                                 UNALLOCATED
                                                        STANLEY STOCK                      CORNERSTONE FUND     STANLEY STOCK
                                                            FUND            LOAN FUND                               FUND
                                                      ------------------ ----------------- ------------------ ------------------
ADDITIONS
Investment income:
    Dividends                                         $      6,166,824                     $        55,023    $     7,407,669
    Interest                                                    79,873                              44,600             23,183
                                                      ------------------                   ------------------ ------------------
                                                             6,246,697                              99,623          7,430,852

    Net appreciation (depreciation)                         96,574,945                           5,664,875        110,031,252
Employee contributions                                       6,891,338
Employer contribution                                        3,254,644                          10,568,534

DEDUCTIONS
Withdrawals                                                (74,360,737)

Administrative expenses                                       (107,686)                            (74,468)
Amortization expense                                                                                                  (94,379)
Interest expense                                                                                                  (11,662,059)
Interfund transfers - net                                   18,397,576   $   (1,124,262)       (16,782,848)         3,436,089
                                                      ------------------ ----------------- ------------------ ------------------
Net increase (decrease)                                     56,896,777       (1,124,262)          (524,284)       109,141,755

Net assets available for benefits at beginning of
    year                                                   228,753,744        8,083,270         36,194,960         61,314,042
                                                      ------------------ ----------------- ------------------ ------------------
Net assets available for benefits at end of year      $    285,650,521   $    6,959,008    $    35,670,676    $   170,455,797
                                                      ================== ================= ================== ==================





                                                        MUTUAL FUNDS           TOTAL
                                                      ------------------ -------------------
ADDITIONS
Investment income:
    Dividends                                         $      350,991     $    13,980,507
    Interest                                                     417             148,073
                                                      ------------------ -------------------
                                                             351,408          14,128,580

    Net appreciation (depreciation)                       (1,271,534)        210,999,538
Employee contributions                                     7,757,378          14,648,716
Employer contribution                                                         13,823,178

DEDUCTIONS
Withdrawals                                                                  (74,360,737)

Administrative expenses                                      (61,345)           (243,499)
Amortization expense                                                             (94,379)
Interest expense                                                             (11,662,059)
Interfund transfers - net                                 (3,926,555)
                                                      ------------------ -------------------
Net increase (decrease)                                    2,849,352         167,239,338

Net assets available for benefits at beginning of
    year                                                  16,956,363         351,302,379
                                                      ------------------ -------------------
Net assets available for benefits at end of year      $   19,805,715     $   518,541,717
                                                      ================== ===================




See accompanying notes.

                         The Stanley Account Value Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


                                                                                                                 UNALLOCATED
                                                        STANLEY STOCK                      CORNERSTONE FUND     STANLEY STOCK
                                                            FUND            LOAN FUND                               FUND
                                                      ------------------ ----------------- ------------------ ------------------
ADDITIONS
Investment income:
    Dividends                                         $      5,040,212                     $     1,711,552    $     7,536,145
    Interest                                                   102,864   $       28,889             75,391              1,742
                                                      ------------------ ----------------- ------------------ ------------------
                                                             5,143,076           28,889          1,786,943          7,537,887

    Net realized and unrealized appreciation
       (depreciation)                                        4,896,909                          (3,262,247)         1,350,045
Employee contributions                                       9,124,783
Employer contribution                                        4,633,497                          20,724,584

DEDUCTIONS
Withdrawals                                                (42,538,567)

Administrative expenses                                       (248,437)             (74)           (93,964)
Amortization expense                                                                                                  (94,379)
Interest expense                                                                                                  (12,103,340)
Interfund transfers - net                                    8,684,765       (1,677,290)        (9,054,012)         3,697,880
                                                      ------------------ ----------------- ------------------ ------------------
Net increase (decrease)                                    (10,303,974)      (1,648,475)        10,101,304            388,093

Net assets available for benefits at beginning of
    year                                                   239,057,718        9,731,745         26,093,656         60,925,949
                                                      ------------------ ----------------- ------------------ ------------------
Net assets available for benefits at end of year      $    228,753,744   $    8,083,270    $    36,194,960    $    61,314,042
                                                      ================== ================= ================== ==================






                                                        MUTUAL FUNDS           TOTAL
                                                      ------------------ -------------------
ADDITIONS
Investment income:
    Dividends                                         $      197,942     $    14,485,851
    Interest                                                 302,106             510,992
                                                      ------------------ -------------------
                                                             500,048          14,996,843

    Net realized and unrealized appreciation
       (depreciation)                                     (1,482,965)          1,501,742
Employee contributions                                     8,424,265          17,549,048
Employer contribution                                                         25,358,081

DEDUCTIONS
Withdrawals                                                                  (42,538,567)

Administrative expenses                                      (52,542)           (395,017)
Amortization expense                                                             (94,379)
Interest expense                                                             (12,103,340)
Interfund transfers - net                                 (1,651,343)           -
                                                      ------------------ -------------------
Net increase (decrease)                                    5,737,463           4,274,411

Net assets available for benefits at beginning of
    year                                                  11,218,900         347,027,968
                                                      ------------------ -------------------
Net assets available for benefits at end of year      $   16,956,363     $   351,302,379
                                                      ================== ===================




See accompanying notes.

                         The Stanley Account Value Plan

                          Notes to Financial Statements

                                December 31, 2001


1. DESCRIPTION OF THE PLAN

The Stanley Account Value Plan (the "Plan"), which operates as a leveraged employee stock ownership plan, is designed to comply with the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works (the "Company").

Each year, participants may contribute, through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan Agreement. Such contributions are matched by the Company in an amount equal to 50% of the participant's contribution up to a maximum matching contribution of 3 1/2% of the participant's compensation.

Prior to 1998, participant and Company contributions were invested in the Stanley Stock Fund. In 1998, the investment options for plan participant contributions were enhanced to include four investment funds in addition to the Company's common stock. Participants may invest in one fund, divide the account value among the funds or choose one of three pre-mixed blended investment options. Participant and Company contributions, prior to July 1, 1998, invested in the Stanley Stock Fund are guaranteed, if necessary, by the Retirement Plan for Salaried Employees of The Stanley Works or by the Pension Plan for Hourly Paid Employees of The Stanley Works, providing that the investment return on such stock acquired with employee contributions will not be less than an investment return based on two-year U.S. Treasury notes. For employee contributions and related Company match, the following investment funds are offered:

STANLEY STOCK FUND--Consists of common stock of The Stanley Works. This stock is traded on the New York and Pacific Stock Exchanges under the symbol SWK.

MUTUAL FUNDS

    PYRAMID EQUITY INDEX FUND--Seeks long-term growth, subject to the short-term fluctuations characteristic of the stock market. The fund invests in most of the Standard & Poors 500 (S&P 500), as well as other investments whose value is based on S&P 500 stocks.

    INVESCO RETIREMENT TRUST STABLE VALUE FUND--Seeks liquidity and safety of principal, while providing a higher return than is typically offered by money market funds. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions.

                         The Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

    AMERICAN FUNDS EUROPACIFIC GROWTH FUND--Seeks long-term growth, subject to the risks involved in investing outside of the United States, such as currency fluctuations, political instability, differing securities regulations and periods of liquidity.

    FIDELITY SMALL CAP INDEPENDENCE FUND--Seeks long-term growth, subject to the short-term fluctuations characteristic of the small stock market. The fund invests in securities of small capitalization companies in various industries.

CORNERSTONE FUND

In 1998, the Plan was amended to provide an additional non-contributory benefit for U.S. salaried and non-union hourly employees ("Cornerstone Fund"). Under this benefit arrangement, the Company contributes amounts ranging from 2% to 9% of employee compensation based on age. Assets of this benefit feature are invested in Stanley stock, mutual funds and other short-term investments.

Employees are fully vested as to amounts in their savings accounts attributable to their own contributions and earnings thereon and amounts transferred from the other qualified plans on their behalf. All participants are vested in 100% of the value of the Company matching contributions made on their behalf after five years of service, with no vesting in the matching contributions during the first through fifth years of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company's Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, from the Stanley Stock Fund.

During active employment, subject to financial hardship rules, participants may withdraw, in cash only, all or a portion of vested amounts in their accounts.

                         The Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOAN FUND

Participants may borrow from their savings account up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant's highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. Only one loan per participant may be outstanding at any time.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant's account value attributable to the outstanding loan balance.

UNALLOCATED STANLEY STOCK FUND

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company's treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the "Unallocated Fund"). Under the 1989 loan agreement, the Company guaranteed the loan and is obligated to make annual contributions sufficient to enable the Plan to repay the loan plus interest.

The Unallocated Fund makes monthly transfers of shares, in accordance with the Plan provisions, to the Stanley Stock Fund in return for proceeds equivalent to the average fair market value of the shares for the month subsequent to the last transfer. These proceeds, along with dividends received on allocated and unallocated shares and additional employee and Company contributions, if necessary, are used to make monthly payments of principal and interest on the debt. If dividends on the allocated shares are applied to the payment of debt service, a number of shares having a fair market value at least equal to the amount of the dividends so applied are allocated to the savings accounts of participants who would otherwise have received cash dividends. The excess of unallocated dividends over the amount necessary for principal and interest along with forfeitures of nonvested employee accounts are used to reduce future Company matching contributions.

                         The Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The fair market value of shares released from the Unallocated Fund pursuant to loan repayments made during any year may exceed the total of employee contributions and Company matching contributions for that year. If that occurs, all participants who made contributions at any time during that year and who are employed by the Company on the last day of that year receive, on a pro rata basis, such excess value as an additional allocation of Stanley Stock for that year.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account. The Trustee is not permitted to vote participant shares for which instructions have not been given by the participant. Shares in the Unallocated Fund are voted by the Trustee in the same proportion as allocated shares.

The Company reserves the right to terminate the Plan at any time, subject to its provisions. Upon such termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Savings Plan terms and the Internal Revenue Code.

The Plan sponsor has engaged Hewitt Associates, to maintain separate accounts for each participant. Such accounts are credited with each participant's contributions, the allocated portion of the Company's matching contributions, related gains, losses and dividend income, and loan activity.

At December 31, 2001 and 2000, benefits payable to terminated vested participants amounted to $3,360,480 and $1,201,101, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The Plan investments consist primarily of shares of Stanley Stock. Stanley Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N. A. (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

                         The Stanley Account Value Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DIVIDEND INCOME

Dividend income is accrued on the ex-dividend date.

GAINS OR LOSSES ON SALES OF INVESTMENTS

Gains or losses realized on the sales of investments are determined based on average cost.

EXPENSES

Administrative expenses not paid by the Company are paid by the Plan.

3. DEBT

Debt consisted of the following at December 31:


                                                                       2001                 2000
                                                                -------------------- --------------------
Notes payable in monthly installments to 2009 with interest
    at 6.07%                                                    $       22,510,763         $ 27,910,763
Notes payable to the Company in monthly installments to 2028
    with interest at 6.09%                                             165,225,837          166,925,481
                                                                -------------------- --------------------
                                                                $      187,736,600        $ 194,836,244
                                                                ==================== ====================

During 1998, notes payable to financial institutions were refinanced, resulting in a reduction in the interest rate, extension of the maturity and a prepayment penalty of $2,831,378, which is being amortized over the remaining term of the debt. Concurrently, notes payable to the Company were restructured, resulting in a reduction in the interest rate and extension of the maturity. Additionally, the Plan borrowed funds from the Company to pay the prepayment penalty.

                         The Stanley Account Value Plan

3. DEBT (CONTINUED)

The scheduled maturities of debt for the next five years are as follows:
2002--$6,900,000; 2003--$7,000,000; 2004--$6,900,000; 2005--$7,150,999; and
2006--$8,400,000.

The notes payable to the Company are secured by shares held in the Unallocated Stock Fund. The number of shares held as security is reduced as shares are released to Stanley Stock Fund pursuant to principal and interest payments. During the year, 256,845 shares were released and at December 31, 2001, 7,120,955 shares are pledged as security.

Payment of the Plan's debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Stock Funds, and employee and Company matching contributions, the Company is responsible for funding such shortfall.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees paid during 2001 and 2000 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees incurred and paid by the Plan during 2001 and 2000 were $243,499 and $395,017, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of stock for the Plan. In 1998, the Plan borrowed $2.8 million from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $10,119,808 and $11,921,749 of principal and interest payments related to such debt in 2001 and 2000, respectively. At December 31, 2001, $165,225,837 was outstanding on such debt.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         The Stanley Account Value Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)

                                 EIN-06-0548860

                                December 31, 2001


                                       DESCRIPTION OF INVESTMENT, INCLUDING
                                       MATURITY DATE, RATE OF INTEREST, PAR
   IDENTITY OF ISSUE, BORROWER, OR               OR MATURITY VALUE
            SIMILAR PARTY                                                            COST            CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------

Common Stock:
    The Stanley Works*                13,744,156 shares of Common Stock; par
                                          value $2.50 per share
                                                                              $      301,265,486  $      640,065,345

    Citibank, N.A.*                   Short-Term Investment Fund- Pooled
                                          Bank Fund                                    3,941,751           3,941,751

Mutual Funds:
    BT S&P Index Fund                 Pyramid Equity Index Fund                        9,019,256           8,146,344

    Invesco Retirement Trust Stable
       Value Fund                     Invesco Retirement Trust                         4,848,499           4,848,269

    American Funds Euro Pacific
       Growth Fund                    Euro Pacific Growth Fund                         3,818,003           3,106,898


    Fidelity Small Cap Independence   Fidelity Select Small Capitalization
       Fund                               Pool                                         3,467,811           3,785,337

    BT Pyramid Russell 3000 Fund
                                      Russell 300 Fund                                19,408,418          16,768,347

    BT Pyramid Broad Market Fixed
       Income Fund                    Fixed Income Fund                                5,785,893           7,186,581
                                                                              ----------------------------------------
Total investments                                                                    351,555,117         687,848,872

Loans to participants                 Promissory notes at prime rate with
                                          maturities of five years or ten
                                          years                                        6,839,274           6,839,274
                                                                              ----------------------------------------
Total                                                                         $      358,394,391  $      694,688,146
                                                                              ========================================

*Indicates party-in-interest to the Plan.

                         The Stanley Account Value Plan

              Schedule H, 4(j)--Schedule of Reportable Transactions

                                 EIN 06-0548860

                          Year ended December 31, 2001

                                                                                     CURRENT VALUE OF
                                                                                         ASSET ON
 IDENTITY OF PARTY     PURCHASE DESCRIPTION OF                                       TRANSACTION DATE  NET GAIN (LOSS)
      INVOLVED                  ASSETS              SELLING PRICE    COST OF ASSET
------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5 percent of plan assets

Citibank, N.A.*      Short-Term Investment Fund-
                         United States
                         Government Securities                      $    13,130,429  $    13,130,429

Citibank, N.A.*      Short-Term Investment Fund-
                         United States
                         Government Securities    $    47,437,680        26,741,825       47,437,680   $    20,695,855



There were no category (i), (ii) or (iv) reportable transactions during 2001.


* Indicates party-in-interest to the Plan.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                The Stanley Works
                                                Account Value Plan

Date:  July 1, 2002                             By: /s/ Mark Mathieu
                                                -------------------------------
                                                Vice President, Human Resources

                                                                      Exhibit 23

                         Consent of Independent Auditors

We consent to the incorporation by reference in the following registration statements pertaining to The Stanley Works Account Value Plan of our report dated June 25, 2002, with respect to the financial statements and schedules of The Stanley Works Account Value Plan for the year ended December 31, 2001 included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

     o Registration Statement (Form S-8 No. 2-97283)
     o Registration Statement (Form S-8 No. 33-41612)
     o Registration Statement (Form S-8 No. 33-55663)





Hartford, Connecticut
June 26, 2002




                                      F-1